

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2014

Via E-Mail
Mr. Mitchell J. Krebs
Chief Executive Officer
Coeur Mining, Inc.
104 S. Michigan Avenue, Suite 900
Chicago, IL 60603

> **Re: Coeur Mining, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 26, 2014**
> **File No. 001-08641**

Dear Mr. Krebs:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31
Critical Accounting Policies and Developments – Impairments, page 33

1.   We note your disclosure under Note 4 that you recorded an impairment charge of $773 million to mining properties in 2013. Considering your impairment charges and significant decline in your realized silver and gold prices during the periods reported, to enhance investor's understanding regarding your recent impairment testing of long lived assets, please confirm that you will disclose the following in future filings:

- the amount of long-lived assets (mineral interests and property, plant and equipment) allocated to each of the asset groups that are at risk of impairment and the percentage by which fair value exceeded carrying value as of the date of the most recent test;

- a description of the methods and key assumptions used and how the key assumptions were determined;

- a discussion of the degree of uncertainty associated with the key assumptions in as specific a manner as practicable;

- the factors that affect variability in the pricing assumptions; and,

- a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please provide us with a draft of your proposed disclosures. Refer to FR-72, which can be found on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Liquidity and Capital Resources, page 40
Cash provided by operating activities, page 40

2. We note significant changes in your cash flows from operating activities during the periods presented, for example, cash provided by operating activities decreased by $145 million and $158 million during 2012 and 2013, respectively. We note that you have provided a general discussion for the reasons for the change. However, your discussions did not clearly identify the specific quantitative effect of the underlying causal factors responsible for the change. To enhance an investor's understanding, please confirm that in future filings you will include robust discussions describing and quantifying the specific effect of the significant drivers that contributed to the material changes in your operating cash flows. Please provide us with a draft of proposed disclosures to be included in future filings. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 as it relates to liquidity and capital resources for further guidance.

Overview of Mining Properties and Interests, page 3
Business Strategy and Competitive Strengths, page 8
Risk Factors, page 13 and 14
Argentina — Joaquin Mine, page 23 and 24
Looking Forward, page 32
Foreign Currency Contracts and Hedges, page 48
Note 10 – Acquisitions, page F-23

3.   We note you refer to the Joaquin and the La Preciosa properties as development stage properties at the above locations and elsewhere in your filing. The terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). These words/terms reference the development stage when preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any reserves for these properties, as defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with the terms such as explore or exploration.

4.   We note your royalty properties, Cerro Bayo, El Gallo/Magistral, and Zaruma are properties with reserves or mineralized materials that are not disclosed or updated in your filing. Please modify your filing and provide updated reserve/mineralized material estimates for all your royalty properties, ideally to coincide with your fiscal year end.

5.   A portion of your revenues is dependent on the mine production that occurs at your royalty properties, but we note you do not report the silver or the funds received, nor do your report the tonnage and grade mined and/or processed at these respective properties, nor do your report the saleable metals on which your royalty revenues are based. Please revise your filing to include detailed production information, saleable metals, and revenues received for each of your royalty properties.

Form 8-K filed June 23, 2014

Exhibit 99.1 – Press release dated June 23, 2014
Gold Stream Agreement with Franco-Nevada

6.   You disclose that under the new gold stream agreement, the gold payable to Franco-Nevada would be recorded as a reduction in revenue rather than in costs applicable to sales. Please provide us with a summary analysis of the terms of the two agreements and your basis for the difference in recognition (reduction in revenue versus cost) and the specific accounting literature that supports your position.

Form 10-Q for the Quarter Ended June 30, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31
Highlights – Three months ended June 30, 2014, page 31

7.   We note your disclosure regarding your decision to defer development at La Preciosa. Please address the following:

- Tell us whether you considered this decision or the results of the updated feasibility study to be a triggering event for assessing impairment at June 30, 2014 and explain the basis for your conclusion. Please refer to FASB ASC 360-10-35-21.

- Please expand your critical accounting policy disclosure in future filings to include your impairment assessment and triggering event considerations surrounding La Preciosa's deferment decision. Considering the significant decline in your realized silver and gold prices, to the extent La Preciosa is considered to be at risk of impairment, disclose the results of impairment testing, methodology, significant estimates and underlying assumptions. Please provide us with a draft of proposed disclosures to be included in future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, or Raj Rajan at (202) 551-3388, if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining